PRESS RELEASE




             Tikcro Technologies Reports 2006 First Quarter Results

Tel Aviv, Israel, May 26, 2006 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the first quarter ended March 31, 2006.

Net income for the first quarter was $ 55,000, or $ 0.00 per share.

As of March 31, 2006, the Company had cash and marketable securities totaling $9.9 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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

                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)

-------- ----- ------------------------------------------- --------------- ---- ----------------


                                                                 March 31,           December 31,
                                                                   2006                 2005
         Assets
               Current assets

               Cash and short-term marketable securities     $      9,922        $        9,890
               Other receivables                                       11                    24
                    Total current assets                            9,933                 9,914

                    Total assets                             $      9,933        $        9,914
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         12       $           42
               Other current liabilities                               166                  162
                                                           -------- -------     ----------------
                    Total current liabilities                          178                  204

               Shareholders' equity                                  9,755                9,710
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,933  $             9,914
                                                           -------- -------     ----------------


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

                                     Tikcro Technologies Ltd.
                                     Statements of Operations
                         (US dollars in thousands, except per share data)
                                                             Three Months Ended March 31
                                                              2006                 2005
                                                              ----                 ----

General and administrative expenses                           $ 47        $          60
                                                         ----------------     ----------------

Total operating expenses                                        47                   60
                                                         ----------------     ----------------

Operating loss                                                 (47)                 (60)

Financial income, net                                          102                   40
                                                         ----------------     ----------------

Net income (loss)                                            $  55        $        $(20)
                                                         ================     ================

                                                         ----------------     ----------------
Basic and Diluted net earnings (loss) per share              $ 0.00       $         0.00

                                                         ================     ================

Basic weighted average shares                                23,726               23,726
                                                         ================     ================

Diluted weighted average shares                              24,165               23,726
                                                         ================     ================

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